

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Todd Fruchterman
Chief Executive Officer
Butterfly Network, Inc.
1600 District Avenue
Burlington, Massachusetts 01803

       Re: Butterfly Network, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 28, 2022
           File No. 001-39292

Dear Todd Fruchterman :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Industrial Applications and Services